UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

37A, Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	☒ Form 20-F	☐ Form 40-F

GLOBANT S.A.

FORM 6-K

Globant S.A. (the “Company”) is furnishing under the cover of Form 6-K the following:

Earnings Release

Exhibit 99.1	Press release, dated May 15, 2025, entitled “Globant Reports 2025 First Quarter Financial Results.”

Risk Factor Update

The following risk factor updates and supplements, and should be read together with, the risk factors previously provided under “Risk Factors” in Part I, Item 3.D. of the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

Our business may be vulnerable to changes in political and economic conditions globally, including the effects of tariffs and other trade measures.

Our overall performance depends in part on global economic conditions. Global economic and business activities continue to face widespread macroeconomic uncertainties, including market volatility, changes in international economic and trade relations, supply chain disruptions, changes in the labor market, elevated interest rates and potential increases in inflation, foreign currency exchange rate fluctuations and recession risks, which may continue for an extended period. Additionally, the instability in the political environment in many parts of the world, including in the United States, and changes and uncertainty with respect to trade policies, actual or threatened tariffs, treaties, government regulations, executive orders, directives and enforcement priorities could have an adverse effect on the global economy and/or our business. Given the volatility and uncertainty regarding the scope and duration of tariffs and other aspects of U.S. and foreign government trade policies, the ultimate impact on our operations and financial results remains uncertain. Political tensions as a result of such trade policies could reduce trade volume, investment, technological exchange and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets.

Adverse macroeconomic conditions may result in decreased or delayed spending on IT-related services by our current and prospective customers and business partners, reduced demand for or usage of our products and services, longer or delayed sales cycles, including current and prospective customers delaying contract signing or contract renewals, reduced budgets or minimum commitments related to the products that we offer, or delays in customer payments or our ability to collect accounts receivable, all of which could negatively affect our revenue and business. Additionally, our customers may be affected by changes and uncertainty in the global political environment with respect to trade and other policies. For example, uncertainty regarding the impact of tariffs on certain countries by the U.S. administration, as well as potential or actual retaliatory measures taken by trade partners, have adversely affected trade relations, put increased pressure on supply chains, and led to increased market volatility, and such effects may continue. Any resulting harm to our customers’ businesses could depress their usage levels and/or purchasing power and lead them to reduce their spending with us. Further, if customers fail to pay us as a result of adverse macroeconomic or geopolitical conditions or otherwise, we may be required to take steps to enforce the terms of our contracts and collect amounts due, which may not succeed. In an inflationary environment, we may be unable to raise the sales prices of our products and services at or above the rate at which our costs increase, which could have a material adverse effect on our financial results.

Further, if the equity and credit markets deteriorate, including as a result of political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Increased inflation rates can adversely affect us by increasing our costs, including labor and employee benefit costs. In addition, higher inflation could also increase our clients’ operating costs, which could result in reduced budgets for our clients and potentially less demand for our products and services. Consistent high inflation and any related high interest rates could have a material adverse effect on our business, results of operations and financial condition.

Incorporation by Reference

The information in this Form 6-K and the unaudited condensed interim consolidated statements of comprehensive income, unaudited condensed interim consolidated statements of financial position, unaudited selected cash flow data, unaudited supplemental non-IFRS financial information and unaudited schedule of supplemental information contained in the press release attached as Exhibit 99.1 to this report on Form 6-K are hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-201602, 333-211835, 333-232022, 333-255113, 333-266204 and 333-281049), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ JUAN URTHIAGUE
Name: Juan Urthiague
Title: Chief Financial Officer

Date: May 15, 2025